FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For August, 2004

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: August 10, 2004                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces First Half Financial Results; Drilling Programs Achieve 88% Success Rate

Calgary, Alberta, August 13, 2004 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three and six months ended June 30, 2004.

FINANCIAL HIGHLIGHTS

  Gentry’s gross revenue for the six months ended June 30, 2004 was $14,504,040 which was an increase of 20% from the $12,117,453 in the comparative period of 2003. For the three months ended June 30, 2004, gross revenue was $7,438,031 or 39% higher than the $5,354,456 recorded a year ago.

  Cash flow for the first half of 2004 was $6,485,213 ($0.22 per share), 25% higher than the $5,174,925 ($0.22 per share) recorded in the first half of 2003.The second quarter cash flow figure for 2004 was $3,330,499 ($0.11 per share), up 74% from the $1,917,045 ($0.08 per share) in the second quarter of 2003.

  The Company’s net income for the six months ended June 30, 2004 was $1,785,633 ($0.06 per share) versus $2,121,128 ($0.09 per share) recorded in the first six months of 2003. For the three-month periods, net income was $1,128,020 ($0.04 per share) in the second quarter of 2004 versus $515,172 ($0.02 per share) in the second quarter of 2003.

  Gentry’s capital program for the six-month period ended June 30, 2004 was $9,074,866 versus $6,500,178 in the comparative period. For the most recent quarter, Gentry recorded $6,064,195 in capital expenditures, more than doubling the $2,855,317 spent in the second quarter of 2003.

  The June 30, 2004 net debt of $4,440,396 is equivalent to four months of annualized second quarter cash flow.

  On May 18, 2004 the Company raised gross proceeds of $12,500,000 through the issuance of 5,000,000 common shares at $2.00 per share and 1,000,000 flow-through shares at $2.50 per share.

OPERATIONAL HIGHLIGHTS

  The Company achieved a 100% success rate on its second quarter 11 well (8.6 net) drilling program. For the six months ended June 30, 2004, the Company achieved an 85% success rate (88% net) from 20 wells drilled (13.6 net).

  Average daily production for the first half of 2004 increased by 22% to 1,971 boe/d from the 1,612 boe/d recorded in the corresponding period in 2003. Second quarter figures were 1,919 boe/d and 1,595 boe/d for 2004 and 2003 respectively.

  Natural gas production for the first six months of the year averaged 6,791 mcf/d, while crude oil and natural gas liquids were 839 bbls/d. Production numbers for the second quarter were 6,663 mcf/d and 808 bbls/d.

  Production in the quarter was constrained due to a two week plant turnaround at Princess in May and significant delays in tie-in programs due to very wet weather conditions between March and June.

  Subsequent to quarter end, the Company announced that it had entered into an agreement to acquire 275 boe/d of production and 155 sections of land (120 net) in the Princess and Bantry areas of southern Alberta.

  The Company is currently producing approximately 2,500 boe/d.  With production from the above acquisition, along with additional tie-ins, added capacity and further drilling programs, the Company views its exit production target in excess of 3,000 boe/d as readily attainable.

	Three months ended June 30			Six months ended June 30
	2004	2003	% change	2004	2003	% change
Financial
Revenue	$7,438,031	$5,354,456	39%	$14,504,040	$12,117,453	20%
Cash Flow	3,330,499	1,917,045	74%	6,485,213	5,174,925	25%
Per share – basic	0.11	0.08	38%	0.22	0.22	-
Per share – fully diluted	0.10	0.08	25%	0.21	0.21	-
Net Income	1,128,020	515,172	119%	1,785,633	2,121,128	(16)%
Per share – basic	0.04	0.02	100%	0.06	0.09	(33)%
Per share – fully diluted	0.04	0.02	100%	0.06	0.09	(33)%
Net Capital Expenditures	6,064,195	2,855,317	112%	9,074,866	6,500,178	40%
Net Debt	4,440,396	8,674,267	(49)%	4,440,396	8,674,267	(49)%
Shares Outstanding, weighted average	30,319,716	23,904,340	27%	28,860,144	23,920,623	21%
Shares Outstanding, diluted	31,743,685	24,747,333	28%	30,314,636	24,763,616	22%
Production
Oil & Liquids (bbls/d)	808	903	(10)%	839	886	(5)%
Gas (mcf/d)	6,663	4,154	60%	6,791	4,354	56%
Barrels of oil equivalent	1,919	1,595	20%	1,971	1,612	22%
Average Prices
Oil & Liquids per barrel	$42.49	$34.37	24%	$40.72	$38.70	5%
Gas per mcf	7.11	6.69	6%	6.70	7.50	(11)%
Barrel of Oil Equivalent	42.60	36.88	16%	40.43	41.54	(3)%
Operating Netbacks
Oil & Liquids per barrel	$24.06	$16.55	45%	$21.94	$18.96	16%
Gas per mcf	4.25	3.92	8%	4.19	4.90	(14)%
Oil Equivalent per boe	24.94	19.88	25%	23.79	23.96	(1)%

Cash Flow per boe	$19.08	$13.22	44%	$18.07	$17.74	2%
Net Income per boe	6.47	3.65	82%	4.96	7.26	(32)%

 Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Recently, the Company announced a major acquisition in the Princess area of southern Alberta.  This acquisition is an excellent fit with the Company’s existing activities and provides a boost to Gentry’s Princess activities, an area that has been, and will continue to be, core to the Company’s growth plans.  Details of this transaction were announced August 10 and are summarized below:

Gentry announced that it has entered into an agreement with a major oil and gas royalty trust (the “Trust”) to acquire certain strategic oil and natural gas interests in the Princess and Bantry areas of southern Alberta for a total consideration of $16.25 million.  The transaction has an effective date of June 1, 2004 and is expected to close on or before August 31, 2004.

Gentry is acquiring approximately 275 boe/d of high quality production and reserves, the bulk of which is currently operated by Gentry. As a result of this transaction, Gentry will control 100% of its Nisku gas pool and all the surrounding acreage in the Princess area.  In addition, Gentry will control approximately 50% of its recently discovered Pekisko oil pool and associated gas as well as all the surrounding acreage in the Princess area. Total production being acquired is weighted approximately 36% to crude oil and natural gas liquids and 64% to natural gas.

In addition to the production, Gentry is also acquiring a major undeveloped contiguous land base which will solidify Gentry’s position as one of the key players in this highly prospective core area. Gentry has acquired interests in 155 sections of land (99,200 acres) with an average working interest of 77% which equates to 120 net sections (76,800 acres).  The acreage being acquired in this transaction is “Grant Land” and as such has no expiration of the mineral rights for lands that are not on production.

These lands, in Gentry’s opinion, have been vastly under-explored with limited capital employed over the last few decades.  They will provide significant opportunities for Gentry to replicate its successes at Princess by employing exploration techniques developed by the Company in this core area.

A significant component of the transaction is an arrangement entered into between Gentry and the Trust which contemplates the expansion of existing infrastructure and facilities in the Princess area. This arrangement will eventually result in much improved netbacks and earlier onstream dates for both parties. The agreement contemplates both parties being working interest owners in the development of facilities, gathering lines and related infrastructure.

With regards to second quarter drilling and capital programs, Gentry drilled 11 wells (8.6 net) in the second quarter, all of which were successful for gas. This brings the total number of wells drilled in the first half of the year to 20 (13.6 net) resulting in 17 gas wells (12.0 net) and three abandoned (1.6 net).

Princess/Tide Lake:

The Company continues to focus on the Princess area of southeast Alberta.  Two wells (1.6 net) were drilled in the second quarter bringing the year to date total to four (3.1 net), all of which were successful for gas.

In April, Gentry successfully delineated the western extension of its Princess Nisku gas pool by drilling a 100% working interest well in section 21-20-12 W4. The characteristics of this well are similar to our original 10-22 Nisku well (as a result of the aforementioned acquisition, the Company will have a 100% working interest in this well) which has been producing at restricted rates of 2.2 mmcf/d since September 2003 due to gas plant capacity issues. A significant portion of the Company’s year end probable gas reserves were in the untested portion of the field penetrated by the section 21 well. These reserves have now been moved to the proven producing category.  It is significant to note that on closing the Princess acquisition, key lands offsetting this Nisku production will be controlled 100% by Gentry.  The lands are at the edges of the Company’s existing 3D seismic database which provide very strong indications of additional Nisku structures.  They will be the focus of future capital programs and will provide the Princess team with several more years of exploration opportunities.

Sedalia/Oyen:

In Sedalia, located in east central Alberta, Gentry drilled four wells (4.0 net) through the second quarter, bringing the first half numbers to six gas wells (5.6 net) and one abandoned (1.0 net). This area is characterized by fast onstream times, quick payout, and year-round access and will continue to be a focus for our technical teams. Gentry has recently completed a significant farm-in agreement on a large tract of contiguous lands with a Royalty Trust in the immediate area of the Company’s existing lands. Exploration in the form of drilling and 3D seismic programs is currently being undertaken on these newly acquired lands.

The Sedalia/Oyen area of southern Alberta is the Company’s second major core area of exploration and development drilling activity.

Whitecourt:

In the Whitecourt area of west central Alberta, the Company participated in the drilling of two successful wells (0.7 net) in the second quarter of the year, resulting in four gas wells (1.1 net) and two abandoned wells (0.6 net) year to date. The Company anticipates up to five more wells (2.5 net) will be drilled in this area prior to year-end, but this will depend, to a large degree, on the timing of freeze-up in the Whitecourt area. Gentry has recently completed a significant farm-in agreement in lands adjacent to its existing holdings; this farm-in agreement was also entered into with a Royalty Trust. Exploration in the form a 3D seismic program is currently being undertaken on these lands.

Other:

Excellent drilling results were obtained from the non-core area wells, one well in the Red Willow area of east-central Alberta and the other two wells just north of Red Willow. Two of these wells were tied in subsequent to quarter-end) while pipeline decisions are being finalized for the tie-in of the third well.

MANAGEMENT DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (“GAAP”), and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Effective January 1, 2003, the Company has adopted retroactively, with restatement of prior periods, the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. As a result, certain comparative figures have been restated in compliance with the new policy.  In addition, certain figures in the comparative consolidated financial statements have been reclassified to be consistent with presentation in the current period.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

The MD&A has been prepared as of August 12th, 2004.

Revenue, Production and Pricing

Gross production revenue increased 20% to $14.50 million in the first half of 2004 from $12.12 million recorded in the first half of last year. The large increase in natural gas volumes boosted revenue by $3.36 million while the 5% drop in oil and liquids production reduced revenue by $296 thousand.  Changes in pricing also had a mixed effect on revenue.  While the higher oil and liquids price added $309 thousand, it was not enough to offset the $989 thousand lost due to lower gas prices.

When comparing the quarterly figures, gross production revenue was $7.44 million for the three months ended June 30, 2004 versus $5.35 million a year ago.  Again, increased gas volumes was the biggest component of the change, increasing revenue by $1.53 million, while lower crude oil and ngls production reduced production revenue by $296 thousand.  Commodity prices helped revenues in the current quarter, with higher gas prices increasing revenue by $255 thousand and higher oil prices increasing revenue by $597 thousand.

	Three months ended			Six months ended
	Jun 30/04	Jun 30/03	% Change	Jun 30/04	Jun 30/03	% Change
Oil and Liquids
Revenue ($000’s)	3,125.5	2,824.5	11%	6,219.0	6,206.5	-
Volumes (bbls/d)	808	903	(10)%	839	886	(5)%
Pricing ($/bbl)	42.49	34.37	24%	40.72	38.70	5%
Natural Gas
Revenue ($000’s)	4,312.5	2,530.0	70%	8,285.0	5,911.0	40%
Volumes (mcf/d)	6,663	4,154	60%	6,791	4,354	56%
Pricing ($/mcf)	7.11	6.69	6%	6.70	7.50	(11)%
Oil Equivalent
Revenue ($000’s)	7,438.0	5,354.5	39%	14,504.0	12,117.5	20%
Volumes (boe/d)	1,919	1,595	20%	1,971	1,612	22%
Pricing ($/boe)	42.60	36.88	16%	40.43	41.54	(3)%

Royalties

Gentry’s royalties, net of the Alberta Royalty Tax Credit (ARTC), for the six months ended June 30, 2004 increased 5% to $2.78 million from $2.65 million in the comparative period.  As a percentage of production, oil and liquids royalties were 18.6 % in the first half of 2004 versus 24.3% a year ago. Gas royalties were similar at 19.6% versus 19.3% in the comparative period.  On a boe basis, the percentages were 19.2% in 2004 and 21.9% in 2003.

For the three months ended June 30, 2004 Gentry’s royalties, net of ARTC, were $1.49 million compared to $1.25 million for the three months ended June 30, 2003. Oil and liquids royalties were 16.5% of their production while gas royalties were 22.6% of gas production.  This compares to 23.6% and 23.1% oil and gas production respectively for the quarter ended June 30, 2003. On a boe basis, royalties for the most recent quarter were 20.0% versus 23.4% in the comparative period.

Included in the June 30, 2004 royalty figures is a credit adjustment to oil royalties paid in 2003.  Unadjusted oil royalties would be approximately 20% of related production.

Production Expenses

Along with the Company’s increased production volumes, gross production expenses also increased. Expenses were $3.19 million versus $2.48 million.  On a unit basis, costs increased to $8.88/boe from $8.50/boe a year earlier.

On a quarterly basis, production expenses were $1.59 million for the three months ended June 30, 2004 compared to $1.22 million a year earlier.  These figures equate to $9.13/boe and $8.37/boe respectively.

Higher trucking, treating and processing costs at Princess were the largest components of this increase.  The Company is proposing to build a battery to facilitate the handling of its oil and water volumes in the area.  This will have the effect of both reducing costs as well as providing greater fluid handling capacity, allowing for additional wells to be drilled and produced.  The expenditure is currently budgeted at approximately $1.70 million.

General and Administrative Expenses

Gentry’s general and administrative expenses were $1.44 million in the first half of 2004 compared to $1.06 million in the first half of 2003. Over half of this increase came from higher consulting expenses and greater staffing costs.  In February, Gentry retained a management consulting firm to assist with various organizational and communication issues within the Company.  With regards to staffing, additional personnel and compensation costs were also required as a result of new operatorship demands on the Company.  On a barrel of oil equivalent basis, general and administrative expenses were $4.03/boe versus $3.62/boe in the comparative period.

For the three months ended June 30, 2004, general and administrative expenses were $743 thousand compared to $626 thousand in the second quarter of 2003. On a unit measurement, costs were $4.25/boe and $4.31/boe respectively.  As Gentry grows its production base, we fully expect to reduce the per boe figures.

Interest Expense

Gentry’s interest expense was $201 thousand in the first six months of 2004 versus $246 thousand in the first six months of 2003. This decrease reflects the lower interest rates as well as the decreased utilization of the Company’s credit facilities.

Quarterly figures for interest expense were $79 thousand for the most recent quarter and $140 thousand for the quarter ended June 30, 2003.  The primary reason for this decrease was the temporary application to debt of the proceeds from the $12.5 million equity financing in May, 2004.

Depletion and Depreciation

Depletion and depreciation charges for the first half of this year totaled $3.85 million up from the $2.28 million a year ago.  These charges are expected to increase as the Company increases its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $10.73/boe compared to $7.82/boe the previous year.

For the three month period ended June 30, 2004 the charge for depletion and depreciation was $1.67 million compared to $1.20 million a year ago. This computes to $9.56/boe and $8.29/boe respectively.  The $9.56/boe rate was lower than the first quarter rate of $11.83/boe due to new proved reserve additions at Princess and Sedalia in the second quarter.

Income Taxes

Gentry was liable for $444 thousand in current taxes for the first six months of 2004 versus $543 thousand in the comparative period of 2003.  Future taxes fell 6% to $719 thousand compared to $767 thousand in the comparative period.

For the quarter ended June 30, 2004, current and future taxes were $222 thousand and $465 thousand respectively.  This compares with $218 thousand and $174 thousand for the quarter ended June 30, 2003.

As a result of the flow-through portion of the financing completed in May, Gentry is required to renounce $2.5 million of Canadian Exploration Expenditures to subscribers by December 31, 2004 and as such those deductions will not be available to the Company.

Cash Flow and Earnings

January through June 2004 cash flow from operations rose 25% to $6.49 million from $5.17 million in the comparative period.  This amounts to $0.22 per share ($0.21 diluted) in 2004, the same as the $0.22 per share ($0.21 diluted) recorded during the first half of 2003. Greater net production revenues enabled the Company to achieve this dollar increase while the per share numbers remained constant due to the issuance of additional equity.

April through June 2004 cash flow was $3.33 million versus $1.92 million a year ago.  The per share numbers are $0.11 ($0.10 diluted) in 2004 and $0.08 ($0.08 diluted) in 2003.

Net income was $1.79 million in the first half of 2004 compared to $2.12 million in the first half of 2003.  The per share numbers were $0.06 ($0.06 diluted) in 2004 versus $0.09 ($0.09 diluted) in 2003. The increased cash flow could not offset the increased depletion and depreciation changes.

For the second quarter of 2004, net income was $1.13 million or $0.04 per share ($0.04 diluted). This more than doubles the net income from the second quarter of 2003, which was $515 thousand or $0.02 per share ($0.02 diluted).  In this instance, the increased cash flow was greater than the increases in both depletion and future taxes.

Netbacks

	Three months ended		Six months ended
($/boe)	June 30/04	June 30/03	June 30/04	June 30/03
Selling Price	$42.60	$36.88	$40.43	$41.54
Royalties (net of ARTC)	(8.53)	(8.63)	(7.76)	(9.08)
Operating Costs	(9.13)	(8.37)	(8.88)	(8.50)
Operating Netbacks	24.94	19.88	23.79	23.96
Administration	(4.14)	(4.21)	(3.92)	(3.52)
Interest	(0.45)	(0.96)	(0.56)	(0.84)
Current Taxes	(1.27)	(1.49)	(1.24)	(1.86)
Cash Flow	$19.08	$13.22	$18.07	$17.74

Capital Expenditures

Net capital expenditures increased 40% to $9.07 million from the $6.50 million incurred in the comparative six-month period.  While funds spent to drill, complete and equip increased by 61% to $5.39 million, the 2004 expenditures also emphasized additions to the Company’s land inventory, particularly at Sedalia and Princess where over $1.75 million was spent.

Capital expenditures for the second quarter of 2004 were $6.06 million, more than double the $2.86 million incurred in the second quarter of 2003.

	Three months ended		Six months ended
($000’s)	June 30/04	June 30/03	June 30/04	June 30/03
Drilling and completions	2,339.2	1,378.9	3,671.7	2,389.8
Facilities and equipping	1,315.8	198.0	1,721.5	964.7
Land and seismic	2,124.6	1,099.7	3,083.4	2,746.3
Acquisitions, net	-	-	(120.0)	-
Capitalized expenses	235.7	162.2	532.5	343.1
Other	48.9	16.5	185.8	56.3
	6,064.2	2,855.3	9,074.9	6,500.2

Liquidity and Capital Resources

On May 18, 2004, Gentry issued 5,000,000 common shares at $2.00 per share and 1,000,000 flow-through shares at $2.50 per share, all for gross proceeds of $12.5 million.  Proceeds are being utilized to fund the continued exploration and development of the Company’s oil and natural gas properties and are being used to temporarily reduce indebtedness until required for the foregoing purposes.

Since December 31, 2003, Gentry has issued 6,000,000 common shares pursuant to the aforementioned financing; 135,000 common shares pursuant to the exercise of stock options ($0.62 per share); 150,000 shares on the exercise of warrants ($1.75 per share); 37,468 shares pursuant to the Employee Share Ownership Plan ($2.04 per share); and repurchased 132,600 shares ($2.03 per share) pursuant to the Company’s normal course issuer bid.  As a result of these changes, Gentry ended the first half of the year with 33,542,376 common shares issued and outstanding.

As a result of the financing in May, Gentry’s net debt (bank debt less working capital) decreased to $4.44 million on June 30, 2004 from $13.44 million at the start of the year.  Gentry’s credit limit currently stands at $14 million but steps are being taken to increase this to $25 million by August 31, 2004.

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Gentry Resources Ltd. for the three and six months ended June 30, 2004, have been prepared by management and approved by the Board of Directors of the Corporation.  These statements have not been reviewed by Gentry Resources Ltd.’s external auditors.

August 12, 2004.

On behalf of Gentry Resources Ltd.

(Signed) “Hugh G. Ross”

(signed) “Ketan Panchmatia”

Hugh G. Ross

Ketan Panchmatia

President and Chief Executive Officer

Vice President, Finance and Chief Financial Officer

GENTRY RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2004 and DECEMBER 31, 2003

ASSETS

	June 30,	December 31,
	2004	2003
	(unaudited)	(audited)
CURRENT
Cash and cash equivalents	$ 81,171	$ 194,119
Accounts receivable	8,563,183	7,461,796
Prepaid expenses	277,772	210,387

	8,922,126	7,866,302

INVESTMENTS	1,707,458	1,544,058

PROPERTY AND EQUIPMENT	49,440,758	44,062,285

	$ 60,070,342	$ 53,472,645

LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT
Accounts payable and accrued liabilities	$ 9,204,082	$ 8,866,288
Income taxes payable	450,970	479,240
Bank debt	3,707,470	11,964,010

	13,362,522	21,309,538

ASSET RETIREMENT OBLIGATIONS	1,683,839	1,563,555

FUTURE INCOME TAXES	6,572,428	6,140,992

	21,618,789	29,014,085

SHARE CAPITAL	30,659,341	18,373,169
CONTRIBUTED SURPLUS	6,451	22,067
RETAINED EARNINGS	7,785,761	6,063,324

	38,451,553	24,458,560

	$ 60,070,342	$ 53,472,645

See accompanying notes.

Director:	(signed) "George Hawes"

Director:	(signed) "A. Bruce Macdonald"

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME & RETAINED EARNINGS
FOR THE PERIODS ENDING JUNE 30
(unaudited)

	Three months ending June 30,		Six months ending June 30,
	2004	2003	2004	2003
		(Restated - Note 2)		(Restated - Note 2)
REVENUE
Production	$ 7,438,031	$ 5,354,456	$ 14,504,040	$ 12,117,453
Less: royalties, net of Alberta Royalty Tax Credit	(1,490,106)	(1,252,733)	(2,782,059)	(2,647,954)

	5,947,925	4,101,723	11,721,981	9,469,499
EXPENSES
Depletion & depreciation	1,669,155	1,204,149	3,847,478	2,280,047
Production	1,594,174	1,215,471	3,185,183	2,478,196
General & administrative	742,622	625,480	1,444,674	1,056,355
Interest	78,527	140,041	200,801	245,504
Stock-based compensation	48,299	-	95,214	-

	4,132,777	3,185,141	8,773,350	6,060,102

INCOME FROM OPERATIONS	1,815,148	916,582	2,948,631	3,409,397
OTHER INCOME (LOSS)
Share of income (loss) in investment in affiliate	-	(9,240)	-	21,779

INCOME BEFORE INCOME TAXES	1,815,148	907,342	2,948,631	3,431,176

INCOME TAXES
Current	221,947	218,159	444,361	542,747
Future	465,181	174,011	718,637	767,301

	687,128	392,170	1,162,998	1,310,048

NET INCOME	$ 1,128,020	$ 515,172	$ 1,785,633	$ 2,121,128

NET INCOME PER SHARE

Basic	$ 0.04	$ 0.02	$ 0.06	$ 0.09

Diluted	$ 0.04	$ 0.02	$ 0.06	$ 0.09

See accompanying notes.

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE PERIODS ENDING JUNE 30
(unaudited)

		Three months ending June 30,		Six months ending June 30,
		2004	2003	2004	2003
			(Restated - Note 2)		(Restated - Note 2)

Retained earnings, beginning of period as previously stated		$ 6,682,780	$ 4,376,077	$ 6,063,324	$ 2,867,417
Restatement on change in accounting policy (Note 2)		-	8,967	-	482,639

Retained earnings, beginning of period restated		6,682,780	4,867,683	6,063,324	3,350,056

Net income		1,128,020	515,172	1,785,633	2,121,128

Less:	excess of cost of shares acquired over stated value	(25,039)	(158,929)	(63,196)	(247,258)

Retained earnings, end of period		$ 7,785,761	$ 5,223,926	$ 7,785,761	$ 5,223,926

See accompanying notes.

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDING JUNE 30
(unaudited)

	Three months ending June 30,		Six months ending June 30,
	2004	2003	2004	2003
		(Restated - Note 2)		(Restated - Note 2)
OPERATING ACTIVITIES
Net income	$ 1,128,020	$ 515,172	$ 1,785,633	$ 2,121,128
Add (deduct) items not requiring cash
Depletion & depreciation	1,669,155	1,204,149	3,847,478	2,280,047
Stock based compensation	48,299	-	95,214	-
Share of income (loss) in investment in affiliate	-	9,240	-	(21,779)
Future income taxes	465,181	174,011	718,637	767,301
Employee share ownership plan	19,844	14,473	38,251	28,228

	3,330,499	1,917,045	6,485,213	5,174,925
Changes in non-cash working capital items	(118,638)	1,443,184	974,899	141,669
Asset retirement costs	(14,372)	(13,301)	(30,801)	(31,807)

	3,197,489	3,346,928	7,429,311	5,284,787
INVESTING ACTIVITIES
Acquisition of capital assets, net	(6,064,195)	(2,855,317)	(9,074,866)	(6,500,178)
Acquisition of investments	(163,400)	-	(163,400)	-
Proceeds from sale of investments	-	-	-	-
Changes in non-cash working capital items	697,942	(842,577)	(1,835,250)	(848,212)

	(5,529,653)	(3,697,894)	(11,073,516)	(7,348,390)
FINANCING ACTIVITIES
Proceeds from (repayments on) bank debt, net	(9,500,666)	184,353	(8,256,540)	2,178,043
Redemption of share capital	(107,744)	(261,203)	(268,723)	(402,705)
Proceeds on issuance of share capital, net	11,934,007	213,422	12,055,416	301,444
Changes in non-cash working capital items	22,539	(746)	1,104	44,275

	2,348,136	135,826	3,531,257	2,121,057

INCREASE (DECREASE) IN CASH	15,972	(215,140)	(112,948)	57,454

CASH, BEGINNING OF PERIOD	65,199	448,509	194,119	175,915

CASH, END OF PERIOD	$ 81,171	$ 233,369	$ 81,171	$ 233,369

See accompanying notes.

NOTES TO THE JUNE 30, 2004 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.

ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd. (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principles in Canada which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2003.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2003.

2.

CHANGE IN ACCOUNTING POLICY

(a) Asset Retirement Obligations

Effective January 1, 2003, the Company adopted retroactively, with restatement of prior periods, the Canadian Institute of Chartered Accountants’ (“CICA”) new standard on Asset Retirement Obligations.  This new section requires liability recognition for retirement obligations associated with long-lived assets, which would include abandonment of oil and natural gas wells, related facilities, compressors and gas plants, removal of equipment from leased acreage and returning such land to its original condition.

The effects of the change in policy for asset retirement obligations as at and for the six months ended June 30, 2003 are as follows:

June 30, 2003

Increase in net Property and Equipment	$735,497
Decrease in liability for site restoration / asset retirement	(25,373)
Increase in Future Income Taxes liability	260,297
Increase in opening Retained Earnings	482,639
Decrease in Depletion and depreciation expense	(31,200)
Increase in Future Income Taxes expense	13,266

(b) Full Cost Accounting

Effective January 1, 2004, the Company has adopted the new CICA Accounting Guideline AcG - 16 ”Oil and Gas Accounting - Full Cost”.  The new guideline modifies how the ceiling test is performed and requires cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices.  When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value.  Fair value is estimated using accepted present value techniques which incorporate risks and other uncertainties when determining expected cash flows.  There is no impact on the Company’s reported financial results as a result of applying AcG -16.

The prices used in the ceiling test evaluation of the Company’s oil, natural gas and natural gas liquids reserves at January 1, 2004 were:

	Oil and Natural
	Gas Liquids	Natural Gas
	(WTI $US/bbl)	(spot $Cdn/mmbtu)

2004	$28.58	$5.52
2005	$26.30	$5.13
2006	$25.20	$4.88
2007	$25.18	$4.84
2008	$25.49	$4.88
Percentage increase thereafter	1.7%	1.7%

3.

BANK DEBT

The Company has an uncommitted demand revolving production loan to a maximum of $14,000,000.  The facility is available to the Company by way of prime rate loans, banker’s acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate. The facility is secured by a general assignment of book debts, a $20,000,000 fixed and floating demand debenture against all assets and undertakings including fixed charges on certain property and equipment, a general security agreement covering all present and after acquired property, and a hypothecation and assignment of certain specific properties.  The facility is subject to an annual review.  This review will include a borrowing base re-determination and a full assessment of the Company’s financial position and operations.

4.

SHARE CAPITAL

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

Voting Common Shares	Number of
	Shares	Stated Value

Balance - December 31, 2003	27,352,508	$18,373,169
Exercise of stock options	135,000	84,251
Exercise of warrants	150,000	262,500
Issued for cash	6,000,000	11,957,616
Employee share ownership plan	37,468	76,504
Normal course issuer bid purchases	(132,600)	(94,699)

Balance - June 30, 2004	33,542,376	$30,659,341

Reserved for Issuance

	Number of	Weighted Avg.
Stock Options	Options	Exercise Price

Balance - December 31, 2003	2,460,000	$0.90
Granted	-	$-
Exercised	(135,000)	$0.62
Cancelled	-	$-

Balance - June 30, 2004	2,325,000	$0.91

Exercisable - June 30, 2004	1,853,335	$0.78

Warrants
Balance - December 31, 2003	150,000	$1.75
Granted	-	$-
Exercised	(150,000)	$1.75

Balance - June 30, 2004	-	$-

Exercisable - June 30, 2004	-	$-

5.

PRO-FORMA STOCK-BASED COMPENSATION EXPENSE

Had compensation costs for the Company’s stock option plan been determined using the fair value method for options granted in the period from January 1, 2002 to December 31, 2002, the Company’s pro-forma net income and retained earnings for the three months ended June 30, 2004 would be reduced by $5,106 (2003 – $5,106) and for the six months ended June 30, 2004 would be reduced by $10,212 (2003 - $10,212).  There would be no change in net income per share or diluted income per share.

The assumptions used to determine the fair value of each option granted on the date of grant using the Black-Scholes option pricing model are as follows:

Risk free interest rate of 3.85%

Expected life of options of 3.5 years

Expected volatility of 65.50%

Expected dividend rate of 0%

6.

COMPARATIVE FINANCIAL STATEMENTS

Certain figures in the comparative financial statements have been reclassified to be consistent with presentation in the current period.

Corporate Information

directors

HUGH G. ROSS

President & Chief Executive Officer

Gentry Resources Ltd.

Calgary, Alberta

MICHAEL HALVORSON

President

Halcorp Capital Ltd.

Edmonton, Alberta

A. BRUCE MACDONALD

President

Stoneyfell Investments Ltd.

Calgary, Alberta

GEORGE T. HAWES

President

G. T. Hawes & Co., Inc.

Plandome, New York

WALTER O’DONOGHUE

Counsel

Bennett Jones LLP

Calgary, Alberta

officers & management

HUGH G. ROSS

President and Chief Executive Officer

KETAN PANCHMATIA

Vice-President, Finance and

Chief Financial Officer

R. GORDON MCKAY

Vice-President, Exploration and Chief Operating Officer

solicitors

Blake Cassels & Graydon LLP

Calgary, Alberta

Toronto, Ontario

auditors

Collins Barrow Calgary LLP

Chartered Accountants

Calgary, Alberta

bankers

Toronto Dominion Bank

Oil & Gas Group

Calgary, Alberta

registrar &

transfer agent

Computershare Trust Company

Calgary, Alberta

Toronto, Ontario

stock exchange

TSX

Trading Symbol:  GNY

head office

Suite 2500

101 – 6th Avenue SW

Calgary, Alberta  T2P 3P4

Telephone:  (403) 264-6161

Fax:  (403) 266-3069

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com